UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2016
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Calle Mario Pani No. 100,
Santa Fe Cuajimalpa,
Cuajimalpa de Morelos,
05348, Ciudad de México,

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

Coca-Cola FEMSA successfully closes the acquisition of Vonpar in Brazil

Mexico City, Mexico – December 6, 2016 – Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL; NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest public bottler of Coca-Cola products in the world by sales volume, announces that its Brazilian subsidiary, Spal Industria Brasileira de Bebidas S.A. (“Spal”), has successfully closed the agreement with the shareholders of Vonpar (“Vonpar”) to acquire 100% of Vonpar in an all cash transaction for Spal.

Regarding the issuance of KOF series L shares that the sellers will subsequently receive upon certain mergers with Coca-Cola FEMSA, as per the announcement made on September 23, 2016, the Company will make the corresponding announcements when any of these mergers become formalized.

Vonpar’s footprint is a perfect geographic fit that links with the Coca-Cola FEMSA’s operations in the state of Paraná, in the south of Brazil. This transaction will increase our volume in Brazil by 25%, allowing us to reach 49% of the Coca-Cola system’s volume in the country.

During the last twelve months ended June 30, 2016, Vonpar sold 190 million unit cases of beverages, including 23 million unit cases of beer, generating R$2,026 million in net revenues and an EBITDA of R$335 million.

Coca-Cola FEMSA will start integrating the results of Vonpar as of December, 2016.

“We are excited to expand our presence in Brazil with the acquisition of Vonpar. This transaction bolsters our leading position in the Coca-Cola system in one of the largest markets for Coke products in the world. We are strengthening our footprint in Brazil by consolidating contiguous regions, allowing us to develop synergies through operating efficiencies and incorporating experienced and talented employees to Coca-Cola FEMSA’s family. We feel confident to continue executing on a profitable portfolio and to offer different alternatives to satisfy our consumer’s needs in this territory”, said John Santa Maria, Chief Executive Officer of the Company.

About the Company

Stock listing information: Mexican Stock Exchange, Ticker: KOFL | NYSE (ADR), Ticker: KOF | Ratio of KOF L to KOF = 10:1

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Fanta, Sprite, Del Valle, and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City, as well as southeast and northeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, the state of Paraná, the states of Santa Catarina, part of  the state of Rio Grande do Sul, part of the state of Goias, part of the state of Rio de Janeiro and part of the state of Minas Gerais), Argentina (federal capital of Buenos Aires and surrounding areas) and Philippines (nationwide), along with bottled water, juices, teas, isotonics, beer, and other beverages in some of these territories. The Company has 66 bottling facilities and serves more than 373 million consumers through 2,800,000 retailers with more than 100,000 employees worldwide.

For additional information or inquiries contact the Investor Relations team:

•         Maria Dyla Castro | mariadyla.castro@kof.com.mx | (5255) 1519-5186

•         Jorge Collazo | jorge.collazo@kof.com.mx | (5255) 1519-5218

•         Tania Ramírez | tania.ramirez@kof.com.mx | (5255) 1519-5013

Coca-Cola FEMSA successfully closes the acquisition of Vonpar in Brazil December 6, 2016	Page 1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Héctor Treviño Gutiérrez
Héctor Treviño Gutiérrez Chief Financial Officer

Date: December 6, 2016